Kevin M. Wiggins, CPA Vice President and Chief Accountant IKON Office Solutions, Inc. 70 Valley Stream Parkway Malvern, PA 19355 Telephone 610-408-2920 Fax 610-408-7264
February 8, 2008
Stephen Krikorian
Accounting Branch Chief
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	IKON Office Solutions, Inc. Form 10-K for the Fiscal Year Ended September 30, 2007 File No. 001-05964
Dear Mr. Krikorian:
     This letter is in response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) in your comment letter dated January 28, 2008 (the “Comment Letter”) to IKON Office Solutions, Inc. (the “Company”) with respect to the above-referenced Form 10-K.
     The numbered paragraphs and headings below correspond to the headings set forth in the Comment Letter. The Staff’s comments are set forth in italics below followed by the Company’s responses.
Form 10-K for the fiscal year ended September 30, 2007
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 20
1.	Please clarify the key indicators of financial condition and operating performance that management relies upon when analyzing your financial results. In this respect, we note your disclosure on page 21 that the keys to stabilizing revenue include, among other items, a focus on increasing the number of color pages produced. We also note from your disclosure on page 4 that a key to your growth strategy is an increase in color pages. Please clarify whether management considers page volume as key performance indicators. If so, additional disclosure which quantifies and analyzes this indicator would provide an improved understanding of your financial results. We refer you to SEC Release 34-48960 (the “Release”), Sections III.B.1 which notes that you “should identify and address those key variables and other qualitative and quantitative factors which are peculiar to and necessary for an understanding and evaluation of the individual company.” Please indicate to the Staff how you considered the Release when identifying your key indicators.

Our key indicators of financial condition and operating performance are identified and discussed as “strategic priorities” on page 4 of our Form 10-K. They include growth (in equipment revenue and equipment placements through our color strategy), operational

Stephen Krikorian
U.S. Securities and Exchange Commission
February 8, 2008

leverage (through reduced costs and improved processes) and capital strategy (through share repurchases, dividends and working capital improvements). Each of these priorities contains several components. For example, our ability to successfully grow color page volume is one indicator of success for our growth priority. We have read and considered SEC Release 34-48960 and believe that we have provided the average reader of our Form 10-K managements’ view of the Company through a combination of our Strategy Overview discussion beginning on page 4, as well as our MD&A beginning on page 20. As discussed below, to the extent available we will look to quantify additional components of our key indicators throughout our future filings.

2.	Your discussion should include disclosure of currently known trends, events and uncertainties that are reasonably expected to have a material impact on your liquidity, capital resources and/or results of operations. You should also quantify the expected effects of any known material trends on your future results to the extent possible. For example, we note that your earnings for the first quarter of fiscal 2008 declined largely due to lower equipment revenue and a higher tax rate. Tell us what consideration you gave to disclosing in MD&A any uncertainty in the amount and timing of large equipment sales transactions and the tax law change in Canada, as well as any other significant factors that contributed to the lower earnings, that you reasonably expected to have a material impact on earnings. Refer to Item 303(A)(3)(ii) of Regulation S-K and Section III.B.3 of the Release.

We appreciate the need of disclosing currently known trends, events and uncertainties that are reasonably expected to have a material impact on our liquidity, capital resources and results of operations. We believe that our disclosures are within the spirit of this requirement. We respectfully advise the Staff that, as of the date of the filing of our Form 10-K, we did not anticipate that our first quarter fiscal 2008 equipment revenue would materially decline. Similarly, we did not anticipate that large equipment sales transactions, which customarily close at month-, quarter- or year-end, would materially decline or delay. Accordingly, we did not believe that our financial results from the period up to and including the date of our filing indicated a required change in our disclosure. We expected the tax law change in Canada to impact our fiscal 2008 effective tax rate and we disclosed our expected full year effective tax rate under “Fiscal 2008 Outlook” on page 21 of our Form 10-K. As of the date of our filing, however, we believed the impact of the rate change was likely to occur in the second quarter of fiscal 2008, rather than the first quarter. We believe our risk factors appropriately caution investors with respect to, among other matters, international tax issues (page 13 of our Form 10-K), competition, and our ability to execute on our strategic priorities.
Results of Operations, page 22
3.	In your discussion of the results of operations, you sometimes refer to two or more sources as components that contributed to a material change. For example, your disclosure on page 24 states that the decrease in Customer Service revenue was “due to lower revenue per copy, primarily as a result of the continued shift from analog copies...the year-over-year pricing decline of digital copies, and a slight year-over-year reduction of total copies impacting Customer Service revenue.” Tell us what consideration you gave to quantifying the amount of the changes due to each of the factors or events that you identify pursuant to Section III.D of the Release. Your response should not focus solely on the example referred to above.

Stephen Krikorian
U.S. Securities and Exchange Commission
February 8, 2008

We appreciate the benefit of providing detailed information related to the results of our operations to readers of our filings. We believe that we comply with the spirit of the Staff’s guidance in this area and endeavor to quantify our results to the fullest extent practicable. In instances in which we refer to multiple factors as components that contributed to a material change, we ordinarily gave consideration to quantitative disclosure of the contributions of each factor. We consider such matters as ease of comprehensibility, individual materiality, accuracy of supplemental numeric data (for example, detailed information related to copy volumes) and trend commentary (as contrasted with potential one-time events). In some instances, we gave quantitative data for one factor (see, for example, the discussion of the currency impact on our European performance on page 24), while in other places we gave quantitative data for all material factors (see, for example, our discussion on selling and administrative expenses on page 31). Over the past several years, we have continued to improve and refine our processes to obtain and disclose reliable and useful supplemental information. As we continue to improve the reliability of this data and our collection processes of such supplemental numeric data, we will endeavor to provide additional detail in future filings once we have demonstrated to ourselves that the data is accurate for public disclosure.
Item 8. Financial Statements and Supplementary Data, page 41
Consolidated Statements of Income, page 42
4.	Tell us how your presentation of the categories within revenue and cost of revenues complies with Rule 5-03 of Regulation S-X. In this regard, we note from your disclosure on page 24 of MD&A that customer service and supplies includes maintenance and servicing of equipment, as well as sales of paper. Provide the amounts of any product revenues for each period presented that are combined with service revenues for reporting purposes. If material, you should reflect revenues and cost of sales from products separately from services on the face of your statements of income.

During fiscal 2006, we re-categorized our income statement by presenting five revenue and cost line items, as opposed to three. We believe this structure is consistent with our go-to-market strategy and with the manner in which the industry categorizes common revenue streams. Our income statement line items are categorized based on (1) point of sale revenue streams (equipment), (2) post-sale revenue streams (customer service and supplies), (3) outsourcing and other consultative services (managed and professional services), (4) rental and revenue streams generated under the provisions of our program agreements with General Electric Capital Corporation (“GE”) (rental and fees), and (5) other non-core businesses (other). We group customer services and supplies revenue together since many of our customer service contracts are inclusive of supplies (for example, the monthly payment may include maintenance services, as well as the cost of toner, staples, etc.). Additionally, we also sell supplies to customers on a stand-alone basis. Over the past several years, we have experienced a shift to supply inclusive customer service contracts. As a result, the trends between stand-alone customer service and stand-alone supplies sales have dramatically changed by becoming more intertwined. Consequently, we believe that presenting these two revenue streams separately would inappropriately distort the complete view of our customer service and supplies revenue streams and, therefore, we present them together.

Stephen Krikorian
U.S. Securities and Exchange Commission
February 8, 2008

We supplementally advise the Staff that, for fiscal 2007, revenue from the sale of stand-alone supplies, including paper, was approximately 7% of the “customer service and supplies” line item, or approximately 2% of our total revenue. Of this amount, the sale of paper was approximately $4.7 million in fiscal 2007, compared to $8.1 million in fiscal 2006. While revenue from the sale of paper was not material in fiscal 2007 or fiscal 2006, the decrease in this revenue did have an important impact on the overall customer services and supplies revenue.

For the reasons stated above, we believe that the presentation of our income statement complies with Rule 5-03 of Regulation S-X.
Consolidated Statements of Cash Flow, page 44
5.	We note that cash flows associated with your equipment on operating lease and lease receivables are classified within cash flows from investing activities on your statements of cash flows. Please explain the basis for your classification of the following line items within investing activities rather than operating activities: expenditures for equipment on operating leases; proceeds from the sale of equipment on operating lease; proceeds from the sale of lease receivables; lease receivables — additions; and lease receivables — collections. Tell us how you considered the guidance in SFAS 95 and section II.C of the December 1, 2005 Current Accounting and Disclosure Issues in the Division of Corporation Finance.

We have historically performed evaluations of our presentation in these areas. We believe that our interpretation of SFAS 95, in particular paragraphs 16c, 17c and 24, supports our classification of cash flows associated with equipment on operating leases as an investing activity. Equipment on operating leases with our customers is capitalized on our balance sheet and depreciated similar to other property plant and equipment. The duration of an operating lease is, in most cases, longer than one (1) year. When a typical operating lease comes to the end of term, the equipment is either renewed, sold to a third party (generally a third party unrelated to the original lessee), or disposed of. We believe that the appropriate presentation treats equipment on operating lease as payments to acquire property, plant and equipment and receipts from sales of property, plant and equipment, which are investing activities under SFAS 95, instead of sales of inventory, which would be presented as operating activities.

With respect to our presentation of lease receivables as investing activities, we respectfully refer the Staff to paragraph 147 of appendix C of SFAS 95, which provides an illustrative example of a company’s cash flow statement. We analogize our lease receivables, both additions and collections, to certain captions presented as investing activities such as “principal payments received under leases,” “longer-term loans made to customers,” principal collected on longer term loans.” Furthermore, our understanding of paragraph 16a is that receipts from collections or sales of loans are investing activities. We believe that our lease receivables due from customers are analogous to loans made to customers, and that the proceeds received from sales of lease receivables are analogous to sales of loans made to customers, both of which should be appropriately presented as investing activities.

Stephen Krikorian
U.S. Securities and Exchange Commission
February 8, 2008

We acknowledge the diversity in practices with respect to the presentation of customer lease transactions on the cash flow statement. However, we believe that a majority of companies treat these transactions as investing activities. Additionally, we believe our presentation of these line items is transparent to the reader of our financial statements and that the reader can make an informed assessment based upon our disclosure.
Notes to Consolidated Financial Statements, page 46
Note — 1 Significant Accounting Policies, page 46
Revenue Recognition, page 46
6.	We note from your disclosure on page 4 of the Business section, and elsewhere, that you integrate copiers, printers and multifunction product technologies and document management software to deliver tailored, high-value solutions to your customers. We also note the disclosure on page 7 that professional services include the installation, configuration and connectivity of digital network devices and document management software and solutions. We further note the disclosure on page 29 of your filing where you refer to the introduction of new models with more functionality in fiscal 2006. Tell us more about your software products and software-related offerings, including the terms of the arrangements and that amount of revenue generated from these arrangements in all periods presented. Also tell us how you considered the guidance in EITF 03-05 and paragraph 2 of SOP 97-2 in determining the applicable authoritative literature for revenue recognition purposes. For your equipment sales, service agreements and bundled arrangements, explain how you determine whether any software is incidental and not essential to the functionality of the non-software items. To the extent material, tell us what consideration you gave to disclosing your policy for software revenues.

We rarely develop customized software. In most instances, the “software” we provide to a customer in connection with a sale or lease is embedded by the manufacturer within the multifunctional copier (“MFP”) or related accessory device. Some of this software is required for core functionality. However, some of this software is included to allow a copier to utilize enhanced functionality, such as scanning or faxing, but does not typically impact its ability to make photocopies or print. If, for example, a customer elected to have a scanner installed on an MFP, our customer service technicians will “flash” the embedded software to enable it to perform the additional enhanced functionality. The costs and revenue associated with enabling this additional functionality are included within our equipment revenue line item because the software is an embedded feature. The installation of a typical MFP and the activation of the embedded software is perfunctory because it does not require specialized training or knowledge to make the MFP operational or to utilize the core functionality. A customer could elect to engage an alternative equipment service provider to perform the installation or software services. We recognize the installation revenue for equipment as the equipment is installed. The recognition of equipment revenue is based on the receipt of a signed and dated delivery and acceptance certificate (“D&A”) from the customer, credit approval and a signed sale or lease contract.

Stephen Krikorian
U.S. Securities and Exchange Commission
February 8, 2008

From time-to-time, some customers engage us to perform more complex, customized installations as part of a document assessment or other consultative service. Revenues related to these offerings are reported within Managed and Professional Services. In these cases, activation and installation of this complex project is performed pursuant to the terms of a customized statement of work (“SOW”). In many instances, the SOW includes deliverables at various stages of completion. We recognize our revenue for these services following acceptance by our customer of the work performed under these various stages of completion. In addition, we advise the Staff that, in nearly all cases, the lack of acceptance of work performed under the SOW will not contractually allow the customer to reject or return the separately contracted, billed and recognized equipment transaction. As discussed above, the customer must sign a D&A for the equipment and enter into a separate consulting contract for any professional services. We supplementally advise the Staff that, in a majority of cases, we sell the equipment to GE, who then leases the equipment to the end user. We typically enter into our customer service or professional service arrangements directly with the end user of the machine pursuant to separate and independent contracts, such as SOWs.

We also resell vendor software packages to our customers (for example, E-copy, Adobe Acrobat Reader, etc.). Revenue from the sale of these software packages is recognized when persuasive evidence of an agreement exists, delivery has occurred, the price is fixed or determinable, and collectibility is probable. This revenue is included within our equipment revenue line item because the customers’ purchase is typically done at the time of the equipment sale.

Revenues from the resale of stand-alone vendor software packages and software that is embedded in certain accessory devices were approximately one percent of our total revenue in all years presented.

We also provide software maintenance licenses to customers for vendor software packages. Revenue is recognized for this revenue stream over the maintenance period and is included as part of our Managed and Professional Services line item because any maintenance work required is performed by our professional services personnel. Revenue generated from these types of maintenance agreements were $9.8 million, $4.6 million, and $1.0 million in fiscal 2007, 2006, and 2005, respectively.

Based on the above, we believe our revenue recognition policies are in accordance with EITF 03-5 and that the provisions of SOP 97-2 are not relevant.

We supplementally advise the Staff that our Professional Services revenue for fiscal 2007 represented approximately 2% of our total revenue. We believe, therefore, that our current disclosure, which states that Professional Services revenue is recognized when it is earned, is appropriate based on the overall immateriality of our professional services business. With respect to the software component included within a typical MFP installation, we view the embedded software as part of the MFP and do not believe any additional disclosure is warranted. In future filings, we will disclose our revenue recognition practices related to the installation service performed, as well as the revenue recognition related to the sale of stand-alone vendor software products.

Stephen Krikorian
U.S. Securities and Exchange Commission
February 8, 2008

7.	You indicate that revenue for bundled arrangements is allocated to the equipment and service elements based on fair value, after the appropriate finance income is determined. However, we note from your previous revenue recognition disclosure in the Form 10-K for the fiscal year ended September 30, 2006 that revenue for bundled arrangements was first allocated to the service element based on fair value and the remaining revenue was allocated to equipment and finance income. Please tell us whether there was a change in the accounting method for these types of arrangements in fiscal 2007 and, if so, the impact of the change on revenue. Cite the authoritative literature relied upon in your allocation.

We respectfully advise the Staff that we did not change our methodology related to the recognition of bundled equipment and customer service contracts. The purpose of the change in disclosure between the 2007 Form 10-K and the 2006 Form 10-K was to clarify our processes for recognizing revenue for bundled arrangements. We follow the provisions of EITF 00-21 and SAB 104 for the recognition of bundled contract revenue by determining the fair value of each component. As discussed under response number 6 above, the majority of our equipment revenue results from sales to GE under our lease program agreement. GE in turn typically enters into a lease arrangement with the end user directly. In most instances, we separately enter into a customer service contract directly with the end user. The customer service contract is typically short-term (one year) and/or cancelable upon written notice, while the lease transactions are generally not cancelable. While these facts do not modify our accounting for these types of arrangements, a majority of our transactions are not truly “bundled” contracts, as they were when we operated our North American leasing businesses in 2004 and periods prior thereto.
Further, we acknowledge that:
1.	The Company is responsible for the adequacy and accuracy of the disclosure in the filing referenced above;

2.	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing referenced above; and

3.	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions regarding our responses, please contact me at (610) 408-2920.
Very truly yours,
/s/ Kevin M. Wiggins
Kevin M. Wiggins
Vice President
and Chief Accountant